Camco Financial Corporation

September 10, 2012

Mr. Michael R. Clampitt, Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Camco Financial Corporation (the “Company”)

File No. 333-182719

Dear Mr. Clampitt:

The following information is provided in response to comments provided by Michael F. Johnson to our legal counsel by phone pertaining to Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 filed by Camco Financial Corporation (the “Company”) on August 29, 2012. To assist your review, we have typed the comment and provided our response below each comment.

Prospectus

1.	Under the heading “PLAN OF DISTRIBUTION – Financial Advisor,” at the end of the second paragraph, insert a statement that in the event the Company engages one or more broker-dealers to assist in selling the shares in the offering and before any sales are made by such persons, the Registration Statement will be amended to disclose the names of such broker-dealers and describe the compensation arrangements.

Response: Our Pre-effective Amendment Number 2 to the Registration Statement (the “Amendment”), which is being filed simultaneously with this response, contains such a statement on page 43.

2.	Under the heading “WHERE YOU CAN FIND MORE INFORMATION,” include in the list of Current Reports on Form 8-K being incorporated by reference the Form 8-K filed on August 29, 2012.

Response: Additional Form 8-Ks have been added to the prospectus in the Amendment.

Legal Opinion

3.	Submit a revised legal opinion that eliminates the following sentence: “Our opinion regarding the statement that the securities registered pursuant to the Registration Statement will be fully paid and nonassessable is based solely on the Officer’s Certificate.”

Response: We have filed a revised legal opinion eliminating that sentence and making a minor change to the very next sentence. The only other change to the opinion is the date of the good standing certificate obtained from the Delaware Secretary of State.

If you have any questions concerning our response or the information provided, please contact me or our legal counsel, Kimberly Schaefer, at (513) 723-4068 or kjschaefer@vorys.com.

Sincerely,

/s/ James E. Huston
James E. Huston President and CEO